Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

July 6, 2010	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Via Edgar

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549 Attn: Bryan J. Pitko

Re:	Novelos Therapeutics, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-166744

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission on May 11, 2010 (as amended, the “Registration Statement”).  The Registration Statement covers the direct offering of up to 34,285,714 units, each consisting of one share of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), and a warrant to purchase 0.75 shares of Common Stock, by the Company.

The principal purposes of the Amendment are as follows:

•
To include in the prospectus the number of units to be sold in the offering, the number of shares of common stock and warrants per unit, the number of shares purchasable under the warrants, the exercise price of the warrants and the exercise period for the warrants, each, respectively, as information requested by the Commission in the first page of its letter dated June 29, 2010; and

ATTORNEYS AT LAW	BOSTON | WASHINGTON | EMERGING ENTERPRISE CENTER | FOLEYHOAG.COM

Securities and Exchange Commission
July 6, 2010

•	To update the disclosure as necessary to reflect events occurring since the filing of Amendment No. 1 to the Registration Statement with the Commission on May 25, 2010 (the “Previous Amendment”).

We have transmitted under separate cover a marked copy of the Amendment comparing it to the Previous Amendment to facilitate your review.

Should a member of the Staff have any questions concerning this filing, it is requested that he or she contact the undersigned, Paul Bork, at (617) 832-1113, or in my absence, Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork
Paul Bork

PB:vlc

cc:	Mr. Harry Palmin
Mr. Matthew Eckert